HA Sustainable Infrastructure Capital, Inc. One Park Place, Suite 200 Annapolis, Maryland 21401

August 14, 2026

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: David Link

Re:

HA Sustainable Infrastructure Capital, Inc.

Registration Statement on Form S-4

File No. 333-298187

Filed August 10, 2026

Acceleration Request

Requested Date: August 18, 2026

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), HA Sustainable Infrastructure Capital, Inc. (the “Company”) hereby requests on behalf of itself and the subsidiary guarantors named as co-registrants therein that the effective date of the Registration Statement on Form S-4 (File No. 333-298187), filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 18, 2026, or as soon as practicable thereafter.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Robert M. Worden, Esq. of Clifford Chance US LLP at (212) 878-4970 or matt.worden@cliffordchance.com. Thank you for your assistance with this filing.

Very truly yours,

HA Sustainable Infrastructure Capital, Inc.

By:	/s/ Christy L. Freer
	Name:	Christy L. Freer
	Title:	Senior Managing Director, Chief Legal Officer and Secretary

cc:

Andrew S. Epstein, Esq.

Robert M. Worden, Esq.

Clifford Chance US LLP